Exhibit 99.1

Dear Shareholder:

Your vote is important!

We urge you to vote “FOR” Check-Cap’s Business Combination Agreement with Keystone Dental Holdings Inc. (“Keystone”) and “FOR” the election of the Company Director Nominees.

The Business Combination has been unanimously (with one director absent) approved and recommended by the Check-Cap board of directors and unanimously approved by the Keystone board of directors.  The Business Combination, which is the result of an extensive and rigorous bidding process, provides Check-Cap shareholders the best opportunity to realize substantial and sustainable value from their investment.

Check-Cap has been assigned a base value of $39.7 million in the Business Combination transaction, which reflects a price of approximately $6.78 per share, subject to adjustment as detailed in the accompanying proxy statement and the prospectus attached as Annex A thereto.

The Annual General Meeting, at which the Business Combination transaction (among other items) will be presented to the Check-Cap shareholders for approval, will be held on Monday, December 18, 2023 at 2:00p.m., Israel time. The accompanying proxy statement and prospectus attached thereto contain the full details of the Business Combination.  Votes submitted by proxy, electronically over the Internet or by telephone must be received by 2:00 p.m., Israel time, on December 16, 2023.

For additional information, please refer to the accompanying proxy statement and the prospectus.  If you have any questions, or need assistance in voting, please contact Check-Cap’s proxy solicitor Alliance Advisors, LLC at 1-833-970-2875 (Toll Free) or 1-973-604-4443 (International) or by email at CHEK@allianceadvisors.com

Yours sincerely, Steven Hanley Chairman, Check-Cap Ltd.